UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                 AutoImmune Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    05277610
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                                 (CUSIP Number)

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                                 Thomas J. Tisch
                               667 Madison Avenue
                               New York, NY 10021
                                 (212) 545-2927
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                December 29, 1997
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 05277610                              Page 2 of     6       Pages
                                                          -----------
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-------- -------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         Four Partners
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                    (b)  |_|
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS*

         WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                |_|
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
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    NUMBER OF        7     SOLE VOTING POWER

     SHARES                1,292,100
                   ---------------------------------------------------------

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -0-
                   ---------------------------------------------------------
      EACH
                     9     SOLE DISPOSITIVE POWER
    REPORTING
                           1,292,100
                   ---------------------------------------------------------
     PERSON
                     10    SHARED DISPOSITIVE POWER
      WITH
                           -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,292,100
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                 |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.9%
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14       TYPE OF REPORTING PERSON*

         PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO. 05277610                13D                     Page 3 of 6 Pages


         This Amendment No. 4 to Schedule 13D amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission on August 3, 1995 by Four Partners, a New York general partnership ("FP"), as amended by Amendment No. 1 filed on April 10, 1996, Amendment No. 2 filed on October 8, 1996 and Amendment No. 3 filed on May 19, 1997, and relates to an increase, subsequent to the filing of Amendment No. 3, in FP's ownership of shares of Common Stock, $.01 par value per share (the "Common Stock"), of AutoImmune Inc. (the "Issuer") of 257,400 shares.

Item 1. Source and Amount of Funds or Other Consideration.

         All funds used to purchase the securities reported in Item 5 below were provided from the working capital of FP. The aggregate purchase price of such securities was approximately $10,689,821.

Item 2. Identity and Background.

         The business address of Daniel R. Tisch is c/o Mentor Partners, L.P., 500 Park Avenue, New York, NY 10022.

Item 5. Interest in Securities of the Issuer.

         FP holds 1,292,100 shares, representing 7.9% of the outstanding shares of Common Stock.

(a) Set forth in the table below is the aggregate number of shares of Common Stock beneficially owned as of the date hereof by each person or entity listed in Item 2 above, together with the percentage of outstanding shares of Common

CUSIP NO. 05277610                13D                     Page 4 of 6 Pages


Stock which is beneficially owned by each such person or entity.




Name of             Amount and Nature of               % of Class
Beneficial Owner    Beneficial Ownership               Outstanding (1)

Four Partners           1,292,100                             7.9%
Andrew H. Tisch
 1991 Trust                      0 (2)                        0
Daniel R. Tisch
 1991 Trust                      0 (2)                        0
James S. Tisch
 1991 Trust                      0 (2)                        0
Thomas J. Tisch
 1991 Trust                      0 (2)                        0
Andrew H. Tisch                  0 (2)                        0
Daniel R. Tisch                  0 (2)                        0
James S. Tisch                   0 (2)                        0
Thomas J. Tisch                  0 (2)                        0
                         ---------                            ---
Total                    1,292,100                            7.9% (1)



(1) The Issuer's 10-Q for the fiscal quarter ended September 30, 1997 indicated that 16,392,896 shares of Common Stock were issued and outstanding.

(2) Does not include shares owned by FP. None of the Messrs. Tisch beneficially owns any shares of Common Stock, except to the extent that beneficial ownership of shares of Common Stock beneficially owned by FP may be attributed to them.

         (b) With respect to the persons and entities named in response to paragraph (a) above:

         (i) FP has directly the sole power to vote or direct the vote and dispose or direct the disposition of the 1,292,100 shares of Common Stock owned by it; and

         (ii) By virtue of their status as managing trustees of the trusts which are the general partners of

CUSIP NO. 05277610                13D                     Page 5 of 6 Pages


    FP, the Messrs. Tisch may be deemed to have indirectly shared power to vote or direct the vote and dispose or direct the disposition of the 1,292,100 shares of Common Stock owned by FP.

         (c) The following transactions were effected by FP during the sixty days preceding the date hereof. None of the persons or entities named in Item 2 above effected any other transactions in the Common Stock during the 60 days preceding the date hereof.


Transaction     Date      Security      No.       Price/Share        Market
-----------     ----      --------      ---       -----------        ------
 Purchase     12/04/97     Common     15,000       $2.93750          NASDAQ
 Purchase     12/05/97     Common      5,000       $2.87500          NASDAQ
 Purchase     12/06/97     Common     10,000       $2.93750          NASDAQ
 Purchase     12/10/97     Common     10,000       $2.93750          NASDAQ
 Purchase     12/11/97     Common     10,000       $2.75000          NASDAQ
 Purchase     12/15/97     Common     15,000       $2.75000          NASDAQ
 Purchase     12/16/97     Common        500       $2.68750          NASDAQ
 Purchase     12/23/97     Common      5,000       $2.62500          NASDAQ
 Purchase     12/24/97     Common      5,000       $2.62500          NASDAQ
 Purchase     12/26/97     Common     10,200       $2.62500          NASDAQ
 Purchase     12/29/97     Common     25,000       $2.75000          NASDAQ
 Purchase     12/29/97     Common      1,000       $2.68750          NASDAQ
 Purchase     12/30/97     Common     40,000       $2.75000          NASDAQ
 Purchase     12/31/97     Common     30,000       $2.79170          NASDAQ

CUSIP NO. 05277610                13D                     Page 6 of 6 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

January 6, 1998                                      FOUR PARTNERS

                                                     By /s/ Thomas J. Tisch
                                                          Thomas J. Tisch
                                                       Manager of Four Partners